UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AppFolio, Inc.

(Name of Company)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kimberly Shea

IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Ben A. Frydman

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03783C100	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,567,656
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,567,656
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,567,656
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4*%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the beneficial ownership percentage of IGSB IVP III, LLC (“IVP 3”) was determined by (i) dividing the sum of the Class A Shares beneficially owned by IVP 3, plus the number of Class A Shares which IVP 3 had the right to acquire, within the 60 days succeeding July 17, 2020, by conversion of its Class B Shares, in each case as of July 17, 2020, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on that same date, plus the number of Class A Shares that IVP 3 was entitled to acquire, at any time within the succeeding 60 days by conversion of its Class B Shares.

CUSIP No. 03783C100	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 993,627
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 993,627
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,627
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5*%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

IGSB Internal Venture Fund III, LLC (“Venture Fund 3”) does not own any of the outstanding Class A Shares of the Company. Accordingly, Venture Fund 3’s beneficial ownership percentage, as of July 17, 2020, was determined, in accordance with Section 13(d) of the 1934 Act, by (i) dividing the number of Class A Shares that Venture Fund 3 was entitled to acquire, within the succeeding 60 days, by conversion of its Class B Shares as of that date, by (ii) the sum of the total number of the Company’s Class A Shares that were outstanding, plus the number of Class A Shares which Venture Fund 3 was entitled to acquire, by conversion of its Class B Shares, at any time within the 60 days next succeeding July 17, 2020.

CUSIP No. 03783C100	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Investment Group of Santa Barbara, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,561,283
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,561,283
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,283
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2*%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

In accordance with Section 13(d) of the 1934 Act, the beneficial ownership percentage of Investment Group of Santa Barbara, LLC (“IGSB”) was determined by (i) dividing the sum of the number of outstanding Class A Shares beneficially owned by IGSB as of July 17, 2020, plus the number of the Class A Shares which IGSB had the right to acquire, within the succeeding 60 days, by conversion of its Class B Shares, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on that same date, plus the number of Class A Shares that IGSB was entitled to acquire, at any time within the succeeding 60 days by conversion of its Class B Shares.

CUSIP No. 03783C100	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Timothy K. Bliss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,340,020
	8.	SHARED VOTING POWER 4,561,283
	9.	SOLE DISPOSITIVE POWER 1,340,020
	10.	SHARED DISPOSITIVE POWER 4,561,283
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,901,303
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8*%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13d of the 1934 Act, Mr. Bliss’ beneficial ownership percentage was determined by (i) dividing the sum of the number of outstanding Class A Shares beneficially owned by him, plus the number of the Class A Shares which he had the right to acquire by conversion of his Class B Share within the 60 days next succeeding July 17, 2020, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on that same date, plus the number of Class A Shares that Mr. Bliss was entitled to acquire, at any time within the succeeding 60 days, by conversion of his Class B Shares.

CUSIP No. 03783C100	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,615,256
	8.	SHARED VOTING POWER 4,568,305
	9.	SOLE DISPOSITIVE POWER 3,615,256
	10.	SHARED DISPOSITIVE POWER 4,568,305
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,183,561
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5*%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the 1934 Act, Mr. Duca’s beneficial ownership percentage was determined by (i) dividing the sum of the outstanding Class A Shares beneficially owned by him, plus the number of Class A Shares which he was entitled to acquire by conversion of his Class B Shares, at any time within the 60 days next succeeding July 17, 2020, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on that same date, plus the number of Class A Shares that Mr. Duca was entitled to acquire by conversion of his Class B Shares at any time within the next succeeding 60 days.

CUSIP No. 03783C100	13D	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS William R. Rauth III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 278,963
	8.	SHARED VOTING POWER 4,561,283
	9.	SOLE DISPOSITIVE POWER 278,963
	10.	SHARED DISPOSITIVE POWER 4,561,283
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,840,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the 1934 Act, Mr. Rauth’s beneficial ownership percentage was determined by (i) dividing the sum of the number of outstanding Class A Shares beneficially owned by him plus the number of the Class A Shares which he was entitled to acquire by conversion of his Class B Shares, within the 60 days next succeeding July 17, 2020, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on that same date, plus the number of Class A Shares that Mr. Rauth was entitled to acquire, at any time within the succeeding 60 days, by conversion of his Class B Shares.

CUSIP No. 03783C100	13D	Page 8 of 10 Pages

Pursuant to Rule 13d-2 under the Act, this Amendment No. 3 to Schedule 13D (this “ Amendment”) amends and supplements the Schedule 13D filed by the persons named in the next succeeding paragraph (the “Reporting Persons”) on July 7, 2015, as amended by Amendment No. 1 and Amendment No. 2 thereto, which were filed with the Securities and Exchange Commission on October 14, 2015 and December 31, 2015, respectively (as heretofore amended, the “Schedule 13D”) The Schedule 13D and this Amendment relate to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”), of AppFolio, Inc., a Delaware corporation (the “Company”).

We have been informed by the Company that, as of July 17, 2020, the Company’s outstanding shares were comprised of (i) 16,995,412 Class A Shares, and (ii) 17,298,895 shares of Class B Common Stock (the “Class B Shares”). Each Class B Share is convertible, at any time at the option of the holder, and under certain limited circumstances may automatically convert, into one Class A Share. Accordingly, for purposes of the Schedule 13D and this Amendment, the respective numbers of Class B Shares owned beneficially by the Reporting Persons are presented as if those Class B Shares had been converted into Class A Shares. Except with respect to voting rights, the Class B and Class A Shares are identical in all respects and, except as may be required by applicable law, the holders of the outstanding Class A Shares and Class B Shares vote together as a single class. The holders of Class B Shares are entitled to cast 10 votes per share, whereas the holders of Class A Shares are entitled to cast one vote per share, on all matters presented to a vote of the Company’s common stockholders. For ease of reference, the Class B and the Class A Shares shall sometimes be referred to in this Amendment, generically, as “Company Shares”).

Item 2.	Identity and Background

This Amendment is being filed on behalf of:

(i)	IGSB IVP III, a California limited liability company (“IVP 3”); and IGSB Internal Venture Fund III, a California limited liability company (“Venture Fund 3”).

(ii)	Investment Group of Santa Barbara, LLC, a California limited liability company (“IGSB”), which manages IVP 3 and Venture Fund 3.

(iii)	Timothy K. Bliss, an individual (“Mr. Bliss”), who is one of the directors of the Company;

(iv)	Maurice J. Duca, an individual (“Mr. Duca”).

(v)	William R. Rauth III, an individual (“Mr. Rauth”), who also is one of the directors of the Company.

Messrs. Bliss, Duca and Rauth are the managing members of IGSB and may be deemed to share beneficial ownership over the aggregate number of Company Shares owned by IVP 3 and Venture Fund 3.

This Amendment No. 3 is being filed to report the respective numbers of Company Shares beneficially owned by the Reporting Persons as of July 17, 2020

Item 3.	Source and Amount of Funds.

Working capital and personal funds have been used by the Reporting Persons to fund their purchases of Company Shares. No borrowings have been used by any of the Reporting Persons to fund the acquisition of their respective Company Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Company.

None of the Reporting Persons effectuated any transactions in Company Shares during the past 60 days, except as follows:

Effective July 1, 2020, one of IVP 3’s investment subfunds distributed a total of 300,691 Class B Shares pro rata to the investors in that subfund. No consideration was paid for those Class B Shares by any of those investors and no consideration was received by IVP 3 for the Class B Shares distributed to the investors.

CUSIP No. 03783C100	13D	Page 9 of 10 Pages

On July 15, 2020, pursuant to a 10(b)5-1 plan, Mr. Rauth converted a total of 30,000 Class B Shares solely owned by him into 30,000 Class A Shares and then sold those Class A Shares in open market transactions on July 15, 2020 and July 16, 2020.

On May 19, 2020, Mr. Rauth converted 20,000 Class B Shares solely owned by him into 20,000 Class A Shares and then sold those Class A Shares in open market transactions effectuated on May 19, 2020.

After giving effect to those transactions:

(1) IVP 3 and Venture Fund 3 own beneficially 3,567,656 and 993,627, respectively, of Company Shares. As the managing member of IVP 3 and Venture Fund 3, IGSB shares beneficial ownership of those Company Shares with Messrs. Bliss, Duca and Rauth, who are the managing members of IGSB. However, none of Messrs. Bliss, Duca and Rauth may, individually, exercise voting or dispositive power over those Company Shares. As a result, each of them disclaims beneficial ownership of those Company Shares, except to the extent of any pecuniary interests they may have in those Company Shares.

(2) Mr. Bliss possesses sole voting and dispositive power with respect to 1,340,020 Company Shares. He also shares voting and dispositive power with respect to 4,561,283 Company Shares with IVP 3, Venture Fund 3, and the other two managing members of IGSB, Messrs. Duca and Rauth. However, none of Messrs. Bliss, Duca and Rauth may, individually, exercise voting or dispositive power over those Company Shares. As a result Mr. Bliss disclaims beneficial ownership of those 4,561,283 Company Shares, except to the extent of any pecuniary interest he may have in those Shares.

(3) Mr. Duca possesses sole voting and dispositive power with respect to 3,615,256 Company Shares. As one of the managing members of IGSB, Mr. Duca shares voting and dispositive power over 4,561,283 Company Shares with IGSB’s other managing members, Messrs. Bliss and Rauth. However, none of Messrs. Duca, Bliss and Rauth may, individually, exercise voting or dispositive power over those Company Shares. As a result, Mr. Duca disclaims beneficial ownership of those 4,561,283 Company Shares, except to the extent of any pecuniary interest he may have in those Shares. As one of two trustees of a charitable remainder trust, Mr. Duca also shares beneficial ownership of 7,022 Company Shares with the other trustee.

(4) Mr. Rauth possesses sole voting and dispositive power over a total of 278,963 Company Shares. Mr. Rauth also shares voting and dispositive power with respect to 4,561,283 Company Shares, owned, in the aggregate, by IVP 3 and Venture Fund 3, with Messrs. Bliss and Duca. However, none of Messrs. Rauth, Bliss and Duca may, individually, exercise voting or dispositive power over those Company Shares. As a result, Mr. Rauth disclaims beneficial ownership of those 4,561,283 Company Shares, except to the extent of any pecuniary interest he may have in those Shares.

CUSIP No. 03783C100	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2020

IGSB IVP III, LLC
By: Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact

IGSB Internal Venture Fund III, LLC

By: Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact

Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

Timothy K. Bliss
Maurice J. Duca
William R. Rauth III

/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact